09057573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB* 3/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Dynamics Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 1 0 2009
THOMSON REUTERS

645 Madison Avenue, 19th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman (212) 897-1695
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) New York (State) 10019 (Zip Code)

SEC Mail Processing Section
FEB 2 5 2009
Washington, DC
103

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, William D. Woolford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Dynamics Incorporated, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FERRARO EDOUARD
Notary Public - State of New York
No. 01ED6174987
Qualified In Monroe County
My Commission Expires October 1, 2011

Notary Public

Signature

Managing Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL DYNAMICS INC. AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF CAPITAL DYNAMICS HOLDING AG)

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

CAPITAL DYNAMICS INC. AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF CAPITAL DYNAMICS HOLDING AG)

CONTENTS

Independent Auditors' Report	1
Consolidated Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statements	3 - 10

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Capital Dynamics Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Capital Dynamics Inc. and Subsidiary (the "Company") as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Dynamics Inc. and Subsidiary as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
February 5, 2009

CAPITAL DYNAMICS INC. AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF CAPITAL DYNAMICS HOLDING AG)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 1,802,088
Accounts receivable	625,000
Property and equipment, net	574,063
Other assets	25,899
	$ 3,027,050
LIABILITIES AND STOCKHOLDER'S DEFICIENCY	
Liabilities	
Accounts payable	$ 46,171
Accrued expenses	359,872
Payable to affiliates	309,070
Deferred rent	571,918
Total liabilities	1,287,031
Subordinated notes payable and accrued interest payable	7,354,368
Stockholder's deficiency	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	5,454,118
Accumulated deficit	(11,069,467)
Total stockholder's deficiency	(5,614,349)
	$ 3,027,050

See accompanying notes to consolidated financial statements.

1. Nature of business

Capital Dynamics Inc. and Subsidiary (the "Company"), a corporation organized under the laws of the state of Delaware, is a wholly owned subsidiary of Capital Dynamics Holding AG (the "Parent"), a limited liability company with its registered office in Zug, Switzerland. Capital Dynamics Broker Dealer LLC, is registered in the state of Delaware in March 2008, and is a wholly owned subsidiary of Capital Dynamics Inc. The Company provides investment banking services focusing on the private equity asset class, in addition to providing specialized private equity advisory services to institutional clients. Capital Dynamics Broker Dealer LLC had no income or expenses for the year ended December 31, 2008.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2008.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life
Furniture, equipment and software	3 - 7 years
Leasehold improvements	Term of lease

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Advisory Fees

Advisory fees consist of fees earned from institutional clients for providing private equity investment advisory services. These fees are recognized in the period the service is provided.

Service Fees

Service fees consist of fees earned from the Parent and its affiliates for investment advisory services provided to clients of the Parent and its affiliates. These fees are recognized in the period the service is provided.

Share-Based Compensation

The Company has an Employee Participation Plan ("EPP"). The Company complies with SFAS No. 123(R), "Share Based Payment," ("SFAS 123(R)") using the modified prospective method. SFAS 123(R) establishes standards for accounting for transactions in which an entity exchanges share-based awards for goods and services. SFAS 123(R) requires an entity to measure the cost of employee services received in exchange for share based awards on the grant date fair value of the awards. The grant date fair value of employee share options and similar instruments will be estimated using an option-pricing model adjusted for unique characteristics of the share-based awards. If a share-based award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original reward immediately before the modification. SFAS 123(R) requires all share-based awards granted to employees to be recognized as compensation expense over the service period (generally the vesting period) in the financial statements based on their fair values. SFAS 123(R) requires an estimate of future forfeitures which has an impact on share-based compensation expense. As the Company estimated the impact of future forfeitures for its share-based payment plans upon adoption of SFAS 123(R), there was no material impact on the Company's results of operations or financial position. SFAS 123(R) also requires the realization of tax benefits in excess of amounts recognized for financial reporting purposes to be recognized as a financing activity rather than an operating activity in the statement of cash flows.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

3. Property and equipment

Property and equipment consist of the following at December 31, 2008:

Furniture, equipment and software	$	420,397
Leasehold improvements		658,827
		1,079,224
Less accumulated depreciation and amortization		505,161
	$	574,063

Depreciation and amortization expense amounted to approximately $116,000 for the year ended December 31, 2008.

4. Subordinated notes payable and accrued interest payable

The Company has borrowed money from its Parent on a subordinated basis. The interest payable on these borrowings is also subordinated. These subordinated notes payable and accrued interest payable have been approved by FINRA, such that the Company may treat them as qualifying for net capital purposes under the SEC's Uniform Net Capital Rule.

In July 2004, the Company entered into a subordinated loan agreement for equity capital where it borrowed $3,000,000 from the Parent at a fixed rate of 7.5% per annum. The loan initially had a maturity on October 31, 2007. On December 31, 2005, the Company converted $900,000 of subordinated debt to equity. On October 30, 2006, the FINRA approved an extension of the loan maturity from October 31, 2007 to October 31, 2009. On July 1, 2008, the FINRA approved an extension of the loan maturity from October 31, 2009 to October 31, 2014.

In February 2005, the Company entered into a subordinated loan agreement with the Parent for an additional $1,500,000. This subordinated loan also carries a fixed interest rate of 7.5% per annum and initially had a maturity on June 30, 2008. On June 30, 2007, the FINRA approved an extension of the loan maturity from June 30, 2008 to June 30, 2013.

In March 2006, the Company entered into a subordinated loan agreement with the Parent for an additional $1,000,000. This subordinated loan carries a fixed interest rate of 7.5% per annum and initially had a maturity on June 30, 2009. On July 1, 2008, the FINRA approved an extension of the loan maturity from June 30, 2009 to June 30, 2014.

In March 2007, the Company entered into a subordinated loan agreement with the Parent for an additional $1,000,000. The subordinated loan carries a fixed interest rate of 7.5% per annum and will mature on March 31, 2012.

4. Subordinated notes payable and accrued interest payable (continued)

Subordinated notes payable at December 31, 2008 are payable as follows:

		Interest Rate
March 31, 2012	$ 1,000,000	7.5%
June 30, 2013	1,500,000	7.5%
June 30, 2014	1,000,000	7.5%
October 31, 2014	2,100,000	7.5%
	$ 5,600,000	

Accrued interest on the subordinated notes payable will be paid upon maturity and amounted to approximately $1,754,000 at December 31, 2008.

5. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $315,000, which was approximately $215,000 in excess of its minimum requirement of $100,000. The ratio of aggregate of indebtedness to net capital is 4.09:1.

6. Income taxes

The Company files tax returns on a standalone basis for U.S. tax purposes, and also files standalone tax returns in California, New York State and New York City. The Company has available a federal net operating loss carryforward of approximately $9,141,000 at December 31, 2008 to offset future taxable income expiring at various dates through 2027.

The Company has a deferred tax asset of approximately $4,908,000 at December 31, 2008 and recorded a federal and state tax benefit of approximately $1,297,000 for the year ended December 31, 2008, primarily for the tax effect of net operating loss carryforwards and accrued interest on the subordinated notes payable. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance at December 31, 2008 for the full amount of the deferred tax asset.

7. Related party transactions

The Company has approximately $1,152,000 of service fee revenue for support services for private equity portfolio investments (including due diligence of funds and investment analysis) to the Parent and its affiliated companies ("Capital Dynamics Group"), as reimbursement of expenses incurred for assets and personnel utilized, for the year ended December 31, 2008, and approximately $100 in receivables from an affiliate, which is included in other assets at December 31, 2008. The Company has approximately $1,435,000 of service expenses for the year ended December 31, 2008 and approximately $309,000 in payable to affiliates for support services provided for New York contracts at December 31, 2008. Based upon an intercompany agreement with Capital Dynamics Group, certain of these services are charged on a cost plus 5% basis.

A letter of credit in the amount of $575,000 has been provided by the Parent on behalf of the Company as a security deposit under the sublease agreement for one of its office facilities.

8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Employee benefits

Employee 401(k) Plan

The Company maintains a 401(k) plan (the "Plan") covering all eligible employees, as defined. Voluntary contributions by the participants are allowed under the Plan up to the federal statutory limits. Contributions on behalf of the participants are mandatory up to 4% of the participants' compensation. The Company's contributions to the Plan amounted to approximately $40,000 for the year ended December 31, 2008, and are included in employee compensation and benefits in the consolidated statement of operations.

Share-Based Compensation

During 2007, the Capital Dynamics Group introduced three types of awards under its EPP. The Company believes that such awards enable it to attract and retain key employees and officers while encouraging these employees to increase their efforts in making the Company successful.

10. Employee benefits (continued)

Stock Appreciation Rights

Stock Appreciation Rights ("SAR") are similar to options and require no purchase by the Participant and have the following features:

- There is no payment of a purchase price required at the time of grant;
- A SAR relates to a certain number of Participation Shares ("PS");
- At grant, those PS are given an aggregate strike price;
- Exercise is only allowed after a 4 year cliff vesting period, currently the remaining unvested SAR awards are scheduled to vest from July 16, 2009 through December 1, 2011. The weighted average of the remaining vesting period is 1.34 years;
- At exercise, the Participant generally receives the fair market value (as that term is defined pursuant to the EPP) of the PS less the strike price of those PS (adjusted for applicable taxes);
- Absent a listing of shares or certain other events, that amount is paid out either in cash or in PS, at the option of the Participant.

Restricted Shares

Restricted Shares ("RS") are PS subject to a period of forfeiture and have the following features:

- RS are similar to PS, but they are subject to a period of forfeiture; the plan provides for cliff vesting over a 4 year period. Currently RS awards are scheduled to vest from July 11, 2009 through December 1, 2011. The weighted average of the vesting period is 1.85 years;
- After the period of forfeiture, RS can be redeemed just like PS;
- RS require the payment of a purchase price. If the RS are forfeited during the period of forfeiture, the Participant will be returned the amount of the investment plus interest, provided that the amount is not greater than the Fair Market Value of the RS at that time.

Participation Shares

PS are shares of common stock of the Parent, subject to the terms and conditions of the EPP and have the following features:

- PS require the payment of a purchase price;
- The PS can be sold to Capital Dynamics Group according to the terms and conditions of the EPP;
- PS are not subject to a vesting period.

Fair Market Value (FMV) of the shares in these plans has and will be determined by the Board of Directors. The FMV was determined to be $3.91 per share at December 31, 2008.

Compensation expense for the SAR plan and RS plan are recognized ratably over the vesting period. Compensation expense for the PS plan is recognized in the year of the grant. Compensation expense is based on FMV at the grant date. Total share-based compensation expense related to RS amounted to approximately $12,000 for the year ended December 31, 2008 and is included in employee compensation and benefits in the consolidated statement of operations.

10. Employee benefits (continued)

There was approximately $45,000 of total unrecognized compensation cost related to nonvested share-based compensation under the RS Plan as of December 31, 2008. This has been shown as reduction in capital due to share-based awards in the statement of changes in stockholder's deficiency. This cost is expected to be recognized ratably over the remaining cliff vesting periods for each grant.

The following table summarizes information about the share-based awards plans for the year ended December 31, 2008:

	SAR Plan Units	SAR Plan Weighted Average Exercise Price	RS Plan Units	RS Plan Weighted Average Exercise Price	PS Units	PS Plan Weighted Average Grant-Date Fair Value
Unvested balance, beginning of year	83,500	$ 3.70	190,000	$ 3.18	-	$ -
Granted in 2008	20,000	4.64				
Vested in 2008						
Forfeited in 2008	(5,500)	3.70	(15,000)	2.00		
Unvested balance, end of year	98,000	$ 3.89	175,000	$ 3.28	-	$ -

The following table summarizes information about shares awarded and outstanding at December 31, 2008:

Award Type	Shares Awarded and Outstanding	Exercise Price	Approximate Remaining Life of Shares Awarded
SAR Plan	78,000	$ 3.70	9 years
SAR Plan	20,000	$ 4.64	10 years
	98,000		
RS Plan	175,000	$ 2.00 - $ 3.50	n/a

11. Liquidity

The Company has generated recurring losses from operations as it seeks to establish and build its North American business operation. During 2005, the Company successfully obtained a contract with a large US domiciled private equity client that has significantly added to the Company's revenues. During 2008, the Company obtained contracts with unrelated third parties that have added to the Company's revenues. The Company was provided with a letter of support from Capital Dynamics Group, whereby the Company will receive financial support as necessary to meet day-to-day working capital and regulatory requirements, for a period of one-year and six-months commencing from January 22, 2009.

12. Commitments

The Company leases its office facilities under non-cancellable operating leases which expire at various dates through March 2017.

Future minimum annual lease payments are as follows:

Year Ending December 31,		
2009	$	640,000
2010		618,000
2011		574,000
2012		596,000
2013		600,000
Thereafter		1,902,000
	$	4,930,000

Rent expense is included in occupancy and equipment in the consolidated statement of operations and amounted to approximately $580,000 for the year ended December 31, 2008, and is charged to operations over the term of the lease on a straight-line basis, which results in a deferred rent payable. Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent amounted to approximately $572,000 at December 31, 2008.

13. Major customer

Revenue from one customer amounted to $2,500,000 and accounted for approximately 64% of revenues during the year ended December 31, 2008. The receivable from this customer was $625,000 at December 31, 2008.

14. Subsequent event

On January 20, 2009, the Company received a capital contribution from its Parent of $500,000.

END